ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com CLIENT/MATTER NUMBER 015428-0122

September 8, 2010

Via EDGAR and Federal Express

Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561
Re:	Regal-Beloit Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 2, 2010
Form 10-Q for the Fiscal Quarter Ended April 3, 2010
Filed May 11, 2010
File No. 1-7283

Dear Mr. Vaughn:

On behalf of our client, Regal-Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 20, 2010 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for Fiscal Year Ended January 2, 2010

Item 1 - Business, page 3

1.
We note your statement on page 51 that you had one customer that accounted for between 10% and 15% of your consolidated net sales. In future filings, please disclose the name of such customer and its relationship with you.  See Item 101(c)(1)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings on Form 10-K as requested.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
September 8, 2010

Critical Accounting Policies

Impairment of Long-Lived Assets or Goodwill and Other Intangibles, page 22

2.
Your discussion of impairment addresses both long-lived assets and goodwill and other intangibles. Further, we note that you provide information regarding the key assumptions used in the discounted cash flow valuation model. Please revise future filings to more clearly explain how you utilize the discounted cash flow valuation model in your analysis for impairment of each of your long-lived assets and goodwill. In this regard, to the extent you continue to discuss both the impairment of long-lived assets and the impairment of goodwill together in this disclosure, revise future filings to clearly indicate the material differences in your impairment testing for long-lived assets compared to your impairment testing for goodwill.

The Company acknowledges the Staff’s comment and will revise its disclosures, as appropriate, in future filings as requested.  Further, the Company will separate its accounting policy discussion around long-lived assets and goodwill impairment in future filings on Form 10-K and Form 10-Q, as applicable.

3.
We note the significant amount of goodwill recorded on your balance sheet. In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one of the impairment test:

•	Disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent impairment evaluation;

•	Disclose the amount of goodwill allocated to each reporting unit;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Describe the degree of uncertainty associated with the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company acknowledges the Staff’s comment and will revise future disclosures to the extent appropriate.  In that regard, the Staff is advised that, as of the Company’s January 2, 2010 year end and April 3, 2010 quarter end, the Company had no reporting unit that the Company believed was at risk of failing a step one impairment test that would result in a material impairment charge.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
September 8, 2010

Quantitative and Qualitative Disclosures About Market Risk, page 24

4.
For each market risk you have identified (interest rate, foreign currency and commodity), please revise future filings to provide quantitative information in accordance with one of the three disclosure alternatives as described in Regulation S-K Item 305(a)(1), the related instructions and the appendix. The disclosure alternative chosen should be consistent within each risk category and, if provided under Item 305(a)(1)(i), address each type of market risk sensitive instrument.

The Company acknowledges the Staff’s comment and will revise its disclosures as requested in future filings on Form 10-K and Form 10-Q, as applicable.

Consolidated Balance Sheet, page 29

5.
Please revise future filings to state separately any item within “Prepaid Expenses and Other Current Assets” and “Other Accrued Expenses” that is in excess of 5 percent of total current assets or total current liabilities, respectively. Refer to Regulation S-X Rule 5-02.8 and 5-02.20.

The Company acknowledges the Staff’s comment and will revise its disclosures, where appropriate, in future filings as requested.   The Staff is supplementally advised that the Company had no items that would meet the threshold for disclosure in either its Form 10-K for the fiscal year ended January 2, 2010 or its Form 10-Q for the fiscal quarter ended April 3, 2010.

Notes to the Consolidated Financial Statements

Note 3 - Accounting Policies

Revenue Recognition, page 33

6.
We note your disclosure here that shipping and handling costs are recorded as revenue when billed to customers. Please revise future filings comply with ASC 605-45-50-2 by disclosing where you record shipping and handling costs. To the extent such costs are significant and not recorded in cost of sales, please also disclose the amount of such costs.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings as requested.  The Staff is supplementally advised that the Company records shipping and handling costs in cost of sales.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
September 8, 2010

Inventories, page 34

7.	If material, revise future filings to disclose the amount of income realized as the result of any LIFO liquidation of your inventory. Refer to Staff Accounting Bulletin Topic 11.F.

The Company acknowledges the Staff’s comment and will revise its disclosures, where appropriate, in future filings as requested.

Note 7 - Goodwill and Intangible Assets

Goodwill, page 38

8.
We note that in connection with your interim impairment evaluation in the second quarter of 2009, you concluded that “it was more likely than not” that the fair value of your reporting units exceed their carrying value.  Tell us how such conclusion is consistent with the requirements of paragraphs 350-20-35-4 through 350-20-35-13 of the FASB Accounting Standards Codification for measuring goodwill impairment.

The Company concluded that the economic recession experienced in 2009 was of sufficient severity to be considered as a triggering event for an interim goodwill impairment analysis.  The language in FASB Accounting Standards Codification (“ASC”) 350-20-35-30 that refers to an interim goodwill analysis uses the phrase “more likely than not” to define when an interim review should be done.  Specifically, an interim review is warranted “when an event occurs or circumstances change that would more likely than not reduce the fair value….below its carrying value.”

The Company’s testing in fact resulted in all business units passing a Level 1 review prescribed by ASC 350-20-35-4, meaning that no impairment was indicated.  The Company intended the reference to “more likely than not” in its disclosure to explain that, although the Level 1 review was triggered, no impairment was indicated as a result of the review.  The Company recognizes that its use of the phrase “more likely than not” in this context may have been confusing to the reader.  The Company intends to omit the phrase “more likely than not” in similar contexts in future filings.

Note 8 - Debt and Bank Credit Facilities, page 40

9.	We do not see where you have disclosed the interest rate on your Senior Notes. Please revise future filings to disclose the interest rate on your Senior Notes. Refer to Regulation S-X Rule 5-02.22(1).

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings as requested.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
September 8, 2010

10.
We note you issued 1.4 million shares of stock plus cash in exchange for your convertible notes. Please clarify for us how you have accounted for this transaction, citing the authoritative literature you relied upon in determining the accounting. In this regard, please specifically explain to us how you have considered the guidance in paragraph 470-20-40-20 of the FASB Accounting Standards Codification by explaining how you measured the fair value of the consideration transferred and how you allocated this amount between the liability and equity components of the original instrument.

As required, the Company adopted the provisions of ASC 470 as of December 28, 2008, the first day of its 2009 fiscal year.  As part of the adoption, the Company measured the equity and debt components of its Convertible Debt using methods prescribed under ASC 470.  The measurement of the equity component of its Convertible Debt used a five year expected term as the bond instrument had both issuer call provisions and bondholder put/conversion provisions that were triggered on the fifth anniversary of the instrument (i.e., March 15, 2009).  The adoption of ASC 470 resulted in cumulative additional interest expense of $12.9 million, net of tax, which reduced the Company’s restated retained earnings as of December 27, 2008.  Additionally, amortization of $1.0 million was expensed from December 28, 2008 through March 15, 2009 as reflected in the Company’s 2009 Consolidated Statement of Cash Flow under the heading “Non-Cash Convertible Debt Deferred Financing Costs.”

Driven by the economic downturn experienced in early 2009, the Company elected not to exercise its call option on March 15, 2009.  Additionally, the Company’s share price as of March 15, 2009 fell below the trigger which would allow bondholders to exercise their conversion option at that time.  As the Company’s share price subsequently improved such that the defined conversion threshold was met, the Company received its first conversion notice on July 6, 2009, which was followed by other conversion notices.  As the value of the debt was previously amortized up to its face value as of March 15, 2009, there was no equity component of the Convertible Debt redemption that was subject to the provisions of ASC 470-20-40-20.  As provided in the instrument, the par value of Convertible Debt was paid in cash and common shares were issued for the defined conversion premium.

Treasury shares were used for the conversion share premium until those available shares were exhausted.  The cost/book value of the treasury shares was transferred to the Common Stock and Paid in Capital account as prescribed by the applicable accounting guidance.

Note 16 - Industry Segment Information, page 50

11.
Please revise future filings to provide the information about geographic areas required by paragraph 280-10-50-41 of the FASB Accounting Standards Codification or otherwise explain to us why you believe such disclosure is not required.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings as requested.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
September 8, 2010

Item 11. Executive Compensation, page 52

12.
We note from your disclosure under “Long-Term Compensation” on page 19 of the proxy statement that you have incorporated by reference that you target stock appreciation rights and restricted stock units at approximately the median level of these awards granted by the companies in your peer group. In future filings, please include an analysis of where actual stock appreciation rights awards and restricted stock units awards actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings as requested.

*            *            *            *

Additionally, as requested, the Company is also enclosing with the hard copies of this response letter a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5644.

Very truly yours,

/s/ Jay O. Rothman

Jay O. Rothman

cc:	Gary Newberry
Allicia Lam
Tim Buchmiller
Martin James
Securities and Exchange Commission
Henry W. Knueppel
Peter Rowley
Regal-Beloit Corporation
Benjamin F. Garmer, III
Foley & Lardner LLP

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